

October 25, 2010

Delaware Intercorp, Inc.
As agent for Havaya Corp.
113 Barksdale Professional Center
Newark, DE 19711

     Re: Havaya Corp.
              Registration Statement on Form S-1
              Amended October 12, 2010
              File No. 333-165083

Dear Sir/Madam:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Product Pricing, page 31

1.   We note your revised tabular disclosure in response to prior comment 6, including the significant projected operating cost/unit decreases beginning in 2012 for each of the six cost figures provided. With a view to revised disclosure, please provide us with your sales projections and all other material assumptions used to derive your operating cost figures.

Our Competition, page 31

2.   We note your response to prior comment 5 and reissue the comment. Please send us the information requested in comment 12 to our letter dated July 23, 2010.

3.   Your response to prior comment 9 does not cite any legal authority for your conclusion regarding whether you must file the consent of the researchers you cite; therefore, we reissue that part of the comment.

Exhibit 23.1

4.   Please have your auditors revise their audit consent to reference the financial statements periods consistent with those in their audit report. For example, your accountants' audit report includes an audit opinion for the period ended June 30, 2009, as well as for the period ended June 30, 2010. Please revise accordingly.

Exhibit 99.1

5.   The consent that you file should make clear that the source of your disclosure consents to the information as you have included it in your prospectus. This exhibit appears to indicate merely that the source of data gives you permission to use data, but it is unclear whether the consent addresses the data actually in your disclosure. Also, the exhibit should clearly show that the source of the data consents to being named in your registration statement, and the consent should be dated. Please file a revised consent accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact at Andri Boerman at (202) 551-3645 or Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   SRK Law Offices